Exhibit 99.9

CONSENT OF  P. HEDSTRÖM

I hereby consent to the use of my name in connection with the following documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Information regarding the resource and reserve estimates of the Zingruvan Mine; and

2.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Zingruvan Mine and the properties described therein.

Date: March 28, 2008

/s/ Per Hedström _______________________________ Name: Lars Malmström Title: Senior Geologist, Zingruvan